SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 4, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures:

3 press releases relating to Lovenox.

Press Release

Your Contacts:
Investor Relations Europe
Arvind Sood	John Gilardi
Tel: + 33 (0)3-8899-1246	Tel: + 33 (0)3-8899-1216
Fax: + 33 (0)3-8899-1375	Fax: + 33 (0)3-8899-1375
Arvind.Sood@aventis.com	John.Gilardi@aventis.com

U.S.
Philippe Zeisser	Felix Lauscher
Tel: + 33 (0)3-8899-1171	Tel: + 1 908-243-7867
Fax: + 33 (0)3-8899-1375	Fax: + 1 908-243-7767
Philippe.Zeisser@aventis.com	Felix.Lauscher@aventis.com

Aventis Comments On ANDA Filing Of Enoxaparin Sodium in the United States

Strasbourg, France, June 26, 2003 – Aventis announced today that it received a notice on June 23 that an Abbreviated New Drug Application (ANDA) effective as of April 21 has been filed with the U.S. Food and Drug Administration with a Paragraph IV certification against U.S.  Patent Number 5,389,618 (expires on February 14, 2012) by Amphastar Pharmaceuticals, Inc. seeking authorization to produce and market a generic version of enoxaparin sodium in the United States. This filing is not unexpected since the five-year, non-patent data exclusivity for enoxaparin sodium as a compound had expired in 1998. Aventis markets enoxaparin sodium in the U.S. under the brand name Lovenox®.

Generic competition neither certain nor imminent

The notice does not include a Paragraph IV certification with respect to U.S. Patent Number 4,692,435, which is the second of two patents for enoxaparin sodium listed in the Orange Book, the FDA’s official listing of approved drug products. The absence of a Paragraph IV certification means that the FDA’s approval of a generic version of enoxaparin sodium under Amphastar’s ANDA cannot be made effective prior to the expiry of this patent on December 24, 2004.

At this point, the ANDA review process is just beginning and generic competition is neither certain nor imminent.

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com

Address for visitors: 16, Avenue de l’Europe • Espace Européen de l’Entreprise • F-67300 Schiltigheim

As previously announced, Aventis filed an application with the U.S. Patent and Trademark Office (USPTO) in May 2003 for the re-issuance of the ‘618 patent relating to enoxaparin sodium. A re-issue application is typically used to seek modifications in specifications of a granted patent. Aventis believes the re-issuance procedure for the ‘618 patent could be completed prior to the end of 2004.

In light of this, Aventis is reviewing its legal options, which include whether or not to assert the existing ‘618 patent, in order to position the company most effectively to defend the exclusivity of Lovenox in the U.S.

Lovenox a complicated product to manufacture

Enoxaparin sodium is a highly complex mixture of macromolecules derived from heparin that is used to treat a number of life-threatening conditions. Due to limitations in technology, the larger macromolecules cannot be completely characterized. Aventis employs a sophisticated process for manufacturing enoxaparin sodium, which Aventis believes is essential for the therapeutic effectiveness of the product. Some products claiming to be enoxaparin sodium have been removed from the market by regulatory authorities in some countries due to lack of equivalency.

About Lovenox

Lovenox is a low-molecular-weight heparin (LMWH) approved by the FDA for seven indications. Numerous clinical studies have demonstrated the product’s benefits as a safe and effective way to significantly reduce the incidence of deep vein thrombosis in a wide range of patient populations, and also as effective prophylaxis of ischemic complication of unstable angina (UA) and non-Q wave myocardial infarction (NQWMI) when administered concomitantly with aspirin. The safety and efficacy of Lovenox, which is marketed as Clexane® in certain areas of the world, is reflected by its use in the treatment of more than 100 million patients in 96 countries.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

2

Statements in this news release regarding the probability or timing of FDA approval of an ANDA for any generic version of Lovenox, the onset of generic competition for Lovenox, the re- issuance of the ‘618 patent related to Lovenox, and any action Aventis may take in relation to Amphastar’s ANDA filing are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the substance of Amphastar’s ANDA filing, whether Aventis initiates legal proceedings to enforce the ‘618 patent and the timing of any such action, the relative strengths and weaknesses of the legal positions of the parties in any such proceedings, the filing of any additional ANDAs for generic versions of Lovenox, and the timing and substance of any actions by the U.S. Patent and Trademark Office relating to Aventis’ application for re-issuance of the ‘618 patent. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

3

Press Release

Your Contacts: Investor Relations Europe
Arvind Sood	John Gilardi
Tel: + 33 (0)3-8899-1246	Tel: + 33 (0)3-8899-1216
Fax: + 33 (0)3-8899-1375	Fax: + 33 (0)3-8899-1375
Arvind.Sood@aventis.com	John.Gilardi@aventis.com

U.S.
Philippe Zeisser	Felix Lauscher
Tel: + 33 (0)3-8899-1171	Tel: + 1 908-243-7867
Fax: + 33 (0)3-8899-1375	Fax: + 1 908-243-7767
Philippe.Zeisser@aventis.com	Felix.Lauscher@aventis.com

Second ANDA filing for enoxaparin sodium in the United States

Strasbourg, France, June 27, 2003 – Aventis announced today that it has now received a notice that Teva Pharmaceuticals USA has also filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration with a Paragraph IV certification against U.S. Patent Number 5,389,618 (expires on February 14, 2012) seeking authorization to produce and market a generic version of enoxaparin sodium in the United States. This follows an announcement on June 26 that Aventis previously had received a similar notice from Amphastar Pharmaceuticals, Inc. Aventis markets enoxaparin sodium in the U.S. under the brand name Lovenox®.

New filing doesn’t change view generics not certain nor imminent

Teva’s filing does not affect Aventis’ view that generic competition is neither certain nor imminent.

Teva’s notice, like Amphastar’s, does not include a Paragraph IV certification with respect to U.S. Patent Number 4,692,435, which is the second of two patents for enoxaparin sodium listed in the Orange Book, the FDA’s official listing of approved drug products. The absence of a Paragraph IV certification means that the FDA’s approval of a generic version of enoxaparin

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com

Address for visitors: 16, Avenue de l’Europe • Espace Européen de l’Entreprise • F-67300 Schiltigheim

sodium under Teva’s ANDA, like Amphastar’s, cannot be made effective prior to the expiry of this patent on December 24, 2004.

As previously announced, Aventis has filed an application with the U.S. Patent and Trademark Office (USPTO) in May 2003 for the re-issuance of the ‘618 patent. A re-issue application is typically used to seek modifications in specifications of a granted patent. Aventis believes the re-issuance procedure for the ‘618 patent could be completed prior to the end of 2004. In light of this, Aventis is reviewing its legal options, which include whether or not to assert the existing ‘618 patent, in order to position the company most effectively to defend the exclusivity of Lovenox in the U.S.

Lovenox a complicated product to manufacture

Enoxaparin sodium is a highly complex mixture of macromolecules derived from heparin that is used to treat a number of life-threatening conditions. Due to limitations in technology, the larger macromolecules cannot be completely characterized. Aventis employs a sophisticated process for manufacturing enoxaparin sodium, which Aventis believes is essential for the therapeutic effectiveness of the product. Some products claiming to be enoxaparin sodium have been removed from the market by regulatory authorities in some countries due to lack of equivalency.

About Lovenox

Lovenox is a low-molecular-weight heparin (LMWH) approved by the FDA for seven indications. Numerous clinical studies have demonstrated the product’s benefits as a safe and effective way to significantly reduce the incidence of deep vein thrombosis in a wide range of patient populations, and also as effective prophylaxis of ischemic complication of unstable angina (UA) and non-Q wave myocardial infarction (NQWMI) when administered concomitantly with aspirin. The safety and efficacy of Lovenox, which is marketed as Clexane® in certain areas of the world, is reflected by its use in the treatment of more than 100 million patients in 96 countries.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

2

Statements in this news release regarding the probability or timing of FDA approval of an ANDA for any generic version of Lovenox, the onset of generic competition for Lovenox, the re-issuance of the ‘618 patent related to Lovenox, and any action Aventis may take in relation to Teva’s ANDA filing are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the substance of Teva’s ANDA filing, whether Aventis initiates legal proceedings to enforce the ‘618 patent and the timing of any such action, the relative strengths and weaknesses of the legal positions of the parties in any such proceedings, the filing of additional ANDAs for generic versions of Lovenox, and the timing and substance of any actions by the U.S. Patent and Trademark Office relating to Aventis’ application for re-issuance of the ‘618 patent. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission in the U.S. and in the current Annual Report -"Document de Référence”- on file with the “Commission des Opérations de Bourse” in France.

3

Press Release

Your Contacts: Investor Relations Europe
Arvind Sood	John Gilardi
Tel: + 33 (0)3-8899-1246	Tel: + 33 (0)3-8899-1216
Fax: + 33 (0)3-8899-1375	Fax: + 33 (0)3-8899-1375
Arvind.Sood@aventis.com	John.Gilardi@aventis.com

U.S.
Philippe Zeisser	Felix Lauscher
Tel: + 33 (0)3-8899-1171	Tel: + 1 908-243-7867
Fax: + 33 (0)3-8899-1375	Fax: + 1 908-243-7767
Philippe.Zeisser@aventis.com	Felix.Lauscher@aventis.com

Aventis receives additional Paragraph IV certification for Amphastar’s ANDA filing of enoxaparin sodium in the U.S.

Generic competition still neither certain nor imminent

Strasbourg, France, July 28, 2003 - Aventis announced in June that Amphastar Pharmaceuticals, Inc. had made a Paragraph IV certification against U.S. Patent Number 5,389,618, which expires on February 14, 2012, in connection with Amphastar’s Abbreviated New Drug Application (ANDA) seeking authorization to market a generic version of enoxaparin sodium in the United States. Aventis markets enoxaparin sodium in the U.S. under the brand name Lovenox®.

Aventis announced today that it has received notice that Amphastar has also made a Paragraph IV certification against U.S. Patent Number 4,692,435, which expires on December 24, 2004.

Amphastar has now made Paragraph IV certifications against both Aventis patents for enoxaparin sodium listed in the Orange Book, the FDA’s official listing of approved drug products.

A Paragraph IV certification is an assertion by an ANDA filer that a patent listed in the Orange Book either is invalid or unenforceable or will not be infringed by a proposed generic product.

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com

Address for visitors: 16, Avenue de l’Europe • Espace Européen de l’Entreprise • F-67300 Schiltigheim

This new filing does not alter Aventis’ view that a generic competition for Lovenox is neither certain nor imminent for a number of reasons:

•                                          A generic can be approved and launched prior to the expiration of the contested patents only if the generic filer has met all FDA requirements for approval.

•                                          According to a 2002 Federal Trade Commission report, in cases where the challenged patent is not asserted in litigation it takes the FDA on average approximately 25 months to approve an ANDA with a Paragraph IV certification (1).

•                                          Prior to marketing a generic product, the generic filer would also have to consider any potential patent enforcement actions by the patent holder.

•                                          As previously announced, Aventis filed an application with the U.S. Patent and Trademark Office (USPTO) in May 2003 for the reissuance of the ‘618 patent with the same claims as the original patent. Aventis does not expect the recent Paragraph IV certification by Amphastar to have any effect on the reissuance proceeding that Aventis has initiated for the ‘618 patent.

•                                          Enoxaparin sodium is a highly complex mixture of macromolecules derived from heparin that is used to treat a number of life-threatening conditions. Due to limitations in technology, the larger macromolecules cannot be completely characterized. Some products claiming to be enoxaparin sodium have been removed from the market by regulatory authorities in some countries due to lack of equivalency.

Aventis is reviewing its legal options in order to position the company most effectively to defend the exclusivity of Lovenox in the U.S. and intends to provide further guidance in early August.

About Lovenox

Lovenox is a low-molecular-weight heparin (LMWH) approved by the FDA for seven indications. Numerous clinical studies have demonstrated the product’s benefits as a safe and effective way to significantly reduce the incidence of deep vein thrombosis in a wide range of patient populations, and also as effective prophylaxis of ischemic complication of unstable angina (UA) and non-Q wave myocardial infarction (NQWMI) when administered concomitantly with aspirin. The safety and efficacy of Lovenox, which is marketed as Clexane® in certain areas of the world, is reflected by its use in the treatment of more than 100 million patients in 96 countries.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

(1) Generic Drug Entry Prior to Patent Expiration:  AN FTC Study”; Federal Trade Commission July 2002

Statements in this news release regarding the probability or timing of FDA approval of an ANDA for any generic version of Lovenox, the onset of generic competition for Lovenox, the re-issuance of the ‘618 patent related to Lovenox, and any action Aventis may take in relation to Amphastar’s ANDA filing are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the substance of Amphastar’s ANDA filing, whether Aventis initiates legal proceedings to enforce its patent rights and the timing of any such action, the relative strengths and weaknesses of the legal positions of the parties in any such proceedings, the filing of any additional ANDAs for generic versions of Lovenox, and the timing and substance of any actions by the U.S. Patent and Trademark Office relating to Aventis’ application for re-issuance of the ‘618 patent. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: August 4, 2003	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel